SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                         AIM INTERNATIONAL MUTUAL FUNDS


Effective April 30, 2004, INVESCO International Core Equity Fund (the "Fund") revised the 80% principal investment strategy set forth in the Fund's prospectus in an effort to increase uniformity between the disclosure in INVESCO and AIM Funds. Under the revised principal investment strategy, the Fund is required to invest at least 80% of its net assets in equity securities.